HALLADOR ENERGY COMPANY

1183 East Canvasback Drive

Terre Haute, Indiana 47802

June 6, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Yolanda Guobadia

John Cannarella

Staff Accountant

Office of Energy & Transportation

Re:  Hallador Energy Company

Form 10-K for the Fiscal Year ended December 31, 2023

Filed March 14, 2024

File No. 001-34743

Ladies and Gentlemen:

This letter sets forth the responses of Hallador Energy Company (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 8, 2024 (the “Comment Letter”) with respect to the Form 10-K for the fiscal year ended December 31, 2023 filed by the Company on March 14, 2024 (the “Form 10-K”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below and provided our responses below each such comment.

Properties, page 29

1.

Please expand your disclosure to provide information that would reasonably inform investors of the productive capacity and extent of utilization of the Merom power plant to comply with Instruction 1 to Item 102 of Regulation S-K.

Response:

The Company acknowledges the Merom Power Plant is a material property subject to the disclosure requirements contained in Instruction 1 of Item 102 and has included discussion related to the Merom Power Plant in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 30 of the Company’s Form 10-K. Going forward, in future applicable filings, the Company will update its disclosure “Item 2. Properties” to state the following:

“See “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our mines and the Merom Power Plant.”

The Company notes that the productive capacity of the Merom Power Plant is included in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (pg. 30), as follows:

“In addition to the expected improvements in coal margins, Merom has the capability to provide revenue on up to 6 million mega-watt-hours (MWh) annually.”

Going forward, beginning with the Company’s Form 10-Q for the period ended June 30, 2024, the Company will present Nameplate Capacity, Design Capacity for the period and Design Capacity Utilization for our coal fired Merom Power Plant, located in Indiana. See updated table below:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Power Capacity and Utilization
Nameplate Capacity (MW)[i]	[ ]		[ ]		[ ]		[ ]
Design Capacity for the period (MW) ii	[ ]		[ ]		[ ]		[ ]
Design Capacity Utilizationiii	[ ]	%	[ ]	%	[ ]	%	[ ]	%

i.

Nameplate Capacity for the Merom Power Plant refers to the maximum electric output generated by the plant in the period presented and may not reflect actual production. Actual production each period varies based on weather conditions, operational conditions, and other factors.

ii.	Design Capacity for the period is based on MISO accreditation of [ ] and [ ] MW per day for 2024 and 2023, respectively.

iii.	Design Capacity Utilization is measured as power produced (MW) divided by Design Capacity (MW) for the period multiplied by 24 times the number of days for the period.

Management’s Discussion and Analysis, page 30

2.

We note that you provide a brief discussion and analysis of the reportable operating segment activity on page 37 and 38, although without any direct commentary on the key segment performance measures that you have identified on page 66, and you do not provide any comparable information for the consolidated results of operations.

Please expand your discussion and analysis to include an overall assessment of the consolidated financial statements, as may include (i) significant components of revenues and expenses that would be material to an understanding of the results of operations; (ii) known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues; (iii) events that are reasonably likely to cause a material change in the relationship between costs and revenues; and (iv) the extent to which changes in revenue are attributable to changes in prices and separately to changes in the volume or amounts of goods or services being sold.

Please also expand your discussion and analysis of segment activity to address changes in your key segment performance measure of segment income (loss) from operations for each period. You may refer to Item 303(a), (b) and (b)(2) of Regulation S-K if you require further clarification or guidance regarding these disclosure requirements.

Response:

The Company acknowledges the Staff’s comment and, in future applicable filings, will expand its presentation of segment information to include a comprehensive discussion of the operations of the Company on a consolidated basis in accordance with the Commission’s MD&A rules and guidance, including SEC Release 33-8350. In this regard, the Company noted in its Form 10-K that Electric Operations did not have a comparable period as the Merom acquisition closed in October 2022.

With respect to key segment performance measures, the Company respectfully notes that we included (page 66 of the Form 10-K) a description of indicators such as operating revenues, income (loss) from operations, depreciation, depletion, amortization, assets, and capex. In the “Presentation of Segment Information” subsection, the Company only includes the subtotal of income (loss) from operations for each reportable segment. Going forward, in future applicable filings, the Company will discuss changes in segment income (loss) from operations for each period.

We believe our approach is consistent with the SEC’s guidance contained in Section III.B.1 of SEC Release 33-8350, which states that the SEC is “not seeking to sweep into MD&A all information that a company communicates. Rather, companies should consider their communications and determine what information is material and is required in, or would promote understanding of, MD&A.” We considered disclosure of the metrics presented on page 66 of the 10-K and determined that of those metrics, operating revenues and net income (loss) for each operating segment are material to the understanding of the MD&A. The Company does not consider depreciation, depletion, amortization, assets and capex to be material and necessary to the understanding of MD&A. As such, these performance metrics were not included in our segment information.

Results of Operations

Presentation of Segment Information, page 37

3.

We note your disclosure of quarterly segment data on page 41 includes various measures that appear to be non-GAAP measures, such as coal segment margin, segment total electric sales less amortization of contract liability, and electric segment operating expenses less fixed costs and amortization of contract asset.

Please refer to the answer to Question 104.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and address the disclosure requirements in Item 10(e)(1)(i) and (ii)(E) of Regulation S-K, with respect to each measure. As you appear to be excluding some fixed costs in arriving at one or more non-GAAP measures, tell us your rationale for presenting the measure and how you view its utility relative to the most directly comparable measure based on GAAP.

Please also clarify whether you view the excluded costs as normal, recurring, cash operating expenses that are necessary to operate your business and address the guidance in the answer to Question 100.01 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. You may view this guidance at the following address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm.

Response:

The Company acknowledges the Staff’s comment regarding the “All Mines” table in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 41 of the Form 10-K. Going forward, beginning with the Company’s Form 10-Q for the period ended June 30, 2024, the Company will (i) present Coal Operations operating revenues that agrees to the Segments of the Business Footnote, and (ii) present Coal Operations operating expenses in the Segments of the Business Footnote. In addition, we will exclude coal segment margin, segment total electric sales less amortization of contract liability and electric segment operating expenses less fixed costs and amortization of contract asset. The “All Mines” table will include income (loss) from operations which will represent Coal Operations operating revenues less Coal Operations operating expenses, both as presented in the Segments footnote, calculated in accordance with generally accepted accounting principles. As such, these disclosures will no longer contain measures that could be deemed non-GAAP financial measures.

An example template of the proposed All Mines table is presented below:

All Mines	3rd 2023			4th 2023			1st 2024			2nd 2024			T4Qs
Tons produced		[ ]			[ ]			[ ]			[ ]			[ ]
Tons sold		[ ]			[ ]			[ ]			[ ]			[ ]
Coal Operations operating revenues	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Average price per ton	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Wash plant recovery in %		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Coal Operations operating expenses	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Average cost per ton	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Income (loss) from operations	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Income (loss) from operations per ton	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Capex	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Maintenance capex	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Maintenance capex per ton	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]

Going forward, beginning with the Company’s Form 10-Q for the period ended June 30, 2024, we will present additional information on amortization of contract assets and liabilities, fixed costs and variable costs as a footnote to the Segments of the Business tables, as noted below.

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Operating Revenues
Electric Operations[i]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Coal Operations		[ ]		[ ]		[ ]		[ ]
Corporate and Other and Eliminations		[ ]		[ ]		[ ]		[ ]
Consolidated Operating Revenues		[ ]		[ ]		[ ]		[ ]

Operating Expenses
Electric Operationsii	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Coal Operations		[ ]		[ ]		[ ]		[ ]
Corporate and Other and Eliminations		[ ]		[ ]		[ ]		[ ]
Consolidated Operating Expenses		[ ]		[ ]		[ ]		[ ]

Income (Loss) from Operations
Electric Operations	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Coal Operations		[ ]		[ ]		[ ]		[ ]
Corporate and Other and Eliminations		[ ]		[ ]		[ ]		[ ]
Consolidated Income (Loss) from Operations		[ ]		[ ]		[ ]		[ ]

Depreciation, Depletion and Amortization
Electric Operations	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Coal Operations		[ ]		[ ]		[ ]		[ ]
Corporate and Other and Eliminations		[ ]		[ ]		[ ]		[ ]
Consolidated Depreciation, Depletion and Amortization		[ ]		[ ]		[ ]		[ ]

Assets
Electric Operations	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Coal Operations		[ ]		[ ]		[ ]		[ ]
Corporate and Other and Eliminations		[ ]		[ ]		[ ]		[ ]
Consolidated Assets		[ ]		[ ]		[ ]		[ ]

Capital Expenditures
Electric Operations	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Coal Operations		[ ]		[ ]		[ ]		[ ]
Corporate and Other and Eliminations		[ ]		[ ]		[ ]		[ ]
Consolidated Capital Expenditures		[ ]		[ ]		[ ]		[ ]

i.	Electric operations revenue as of each period presented were comprised of the components noted below:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Operating Revenues
Capacity revenue
Delivered energy and PPA revenue
Amortization of contract liability
Total Electric Operations Revenues	$	[ ]	$	[ ]	$	[ ]	$	[ ]

ii.	Electric operations operating expenses as of each period presented were comprised of the components noted below:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Operating Expenses
Fixed operating expenses
Variable operating expenses
Amortization of contract asset
Total Electric Operations Expenses	$	[ ]	$	[ ]	$	[ ]	$	[ ]

Financial Statements

Consolidated Statements of Operations, page 47

4.

We note that amounts reported on your operating expenses line item of $473 million represents 83% of the summation of these and other costs that you report as total operating expenses for the year ended December 31, 2023.

Please address the guidance in Rule 5-03.2 and 3 of Regulation S-X, regarding the line items that may be appropriate to the presentation. For example, tell us why you would not separately report fuel, purchased power, and operation and maintenance costs.

Response:

Going forward, beginning with the Company’s Form 10-Q for the period ended June 30, 2024, the Company will revise its Consolidated Statement of Operations to separately present fuel, operation and maintenance costs, utilities and labor.

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
SALES AND OPERATING REVENUES:
Electric sales	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Coal sales		[ ]		[ ]		[ ]		[ ]
Other revenues		[ ]		[ ]		[ ]		[ ]
Total sales and operating revenues		[ ]		[ ]		[ ]		[ ]
EXPENSES:
Fuel		[ ]		[ ]		[ ]		[ ]
Other operating and maintenance costs		[ ]		[ ]		[ ]		[ ]
Utilities		[ ]		[ ]		[ ]		[ ]
Labor		[ ]		[ ]		[ ]		[ ]
Depreciation, depletion and amortization		[ ]		[ ]		[ ]		[ ]
Asset retirement obligations accretion		[ ]		[ ]		[ ]		[ ]
Exploration costs		[ ]		[ ]		[ ]		[ ]
General and administrative		[ ]		[ ]		[ ]		[ ]
Total operating expenses		[ ]		[ ]		[ ]		[ ]

We respectfully request that the Staff accept our response.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Willkie Farr & Gallagher LLP, Sean Ewen, at (212) 728-8867 or sewen@willkie.com.

Very truly yours,

HALLADOR ENERGY COMPANY

By:	/s/ Marjorie A. Hargrave
Marjorie A. Hargrave
CFO (Principal Financial Officer and Principal Accounting Officer)

Cc:	Sean Ewen
Willkie Farr & Gallagher, LLP